Exhibit 21

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Asia Leechdom Holding Corporation (“ALH”)	New Jersey	100%
Tianjin BOAI Pharmaceutical Co., Ltd. (“BOAI Pharm”)	PRC	100% by ALH
Tianjin BOAI Leechdom Technique Co., Ltd. (“BOAI Leechdom”)	PRC	100% by BOAI Pharm
Tianjin BOAI Bio-Pharmaceutical Co., Ltd.	PRC	93% by BOAI Pharm and
7% by BOAI Leechdom